UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 10-SB

                GENERAL FORM OF REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                             CYOKARAS CORPORATION


        Nevada                                    91-1952719
        ------                                    ----------
(State of Incorporation)            (I.R.S. Employer Identification No.)

                       7310 West Links Court
                  Nine Mile Falls, Washington 99206
                  ---------------------------------
         (Address and Zip Code of Principal Executive Offices)

             Registrant's Telephone No: (509) 622-0931

The following Securities are to be registered pursuant to Section 12(b) of the
Act: None

The following Securities are to be registered pursuant to Section 12(g) of the
Act: Common Stock, $.001 par value per share

                    CYOKARAS CORPORATION - FORM 10-SB

                             Table of Contents                      Page

                                   Part I

Item 1.  Description of Business.......................................4

Item 2.  Management's Discussion and Analysis or Plan of Operation.....6

Item 3.  Description of Property......................................16

Item 4.  Security Ownership of Certain Beneficial Owners and
            Management................................................17

Item 5.  Directors, Executive Officers, Promoters and Control
            Persons...................................................17

Item 6.  Executive Compensation.......................................18

Item 7.  Certain Relationships and Related Transactions...............19

Item 8.  Description of Securities....................................19

                                  Part II

Item 1.  Market for Common Equity and Related
            Stockholder Matters.......................................20

Item 2.  Legal Proceedings............................................21

Item 3.  Changes in and Disagreements with Accountants................21

Item 4.  Recent Sales of Unregistered Securities......................21

Item 5.  Indemnification of Directors and Officers....................22

                                 Part F/S

Financial Statements..................................................23

                                 Part III

Item 1.  Index to Exhibits............................................31

Item 2.  Description of Exhibits......................................31

Signatures............................................................31

NOTE RE: FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to, statements related to the Company's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management beliefs, and certain assumptions made by the Company's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: market acceptance of the Company's system (when found) as a medium to search for natural resources, the Company's ability to acquire and/or develop quality products and technology on an ongoing basis, intense competition from other resources exploration companies, the Company's early state of development, delays or errors in the Company's ability to obtain the required technology, intellectual property infringement, and other risks inherent in the mineral exploration industry. See "Management's Discussion and
Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock. Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Company files from time to time with the Securities and Exchange Commission, particularly the Annual Reports on Form
10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form
8-
K.

Cyokaras Corporation (the "Company") is voluntarily filing this Form 10-SB registration statement in order to make information concerning its business plan, including financials, as required by the Securities and Exchange Commission ("SEC") available to the public and its existing and potential investors. The Company intends to continue to file the interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the listing requirements and those of the SEC for reporting companies and publicly traded securities. It is Management's intent for the Company to be listed for trading on the OTC Electronic Bulletin
Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the
Securities Act of 1934.

ITEM 1. Description of Business

(a) BUSINESS DEVELOPMENT.

1. FORM AND YEAR OF ORGANIZATION: The Company was incorporated on February
16,
1999 as effected in the State of Nevada. There was no predecessor company and the Company has never filed for bankruptcy. The Company has not received any notice of any legal proceedings against it.

2. ISSUANCE OF COMPANY STOCK. The Company has 4,760,000 shares of common stock issued and outstanding (par value of $0.001) as of February 6, 2001. There are
75,000,000 (seventy five million) authorized shares, all Common Stock.

The Company's sole Officer (President) and Director was issued 2,000,000 (two million) shares of stock in consideration of his efforts in overseeing the initiation and implementation of the Company's strategic business plan.

In the Company's initial offering of shares ("Offering"), a total of 1,960,000 Common Shares were issued to 27 shareholders at a price of $0.003 per share. This Offering was made pursuant to Rule 504 of Regulation D (see
PART II, ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced in March 1999 and was closed at yearend 2000.

In the Company's second offering of shares ("Offering"), which is presently underway, a total of 800,000 Common Shares have been sold through February 6, 2001, to a total of four shareholders at a price of $0.02 per share. This Offering was also made pursuant to Rule 504 of Regulation D (see PART II, ITEM
4, "Recent Sales of Unregistered Securities"). This Offering commenced in January of 2001, and provides for a maximum of 2,500,000 shares to be sold at $0.02 per share for a maximum amount to be raised of $50,000.

There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business.

The Company was established for the purpose of pursuing a strategic business plan that provided the acquisition and/or development of technology to be used in the exploration and detection of various of the earth's natural resources using remote sensing technologies. This technology will then be used to provide services to various third parties for their analysis and search for such minerals as oil and natural gas, gold, silver and other minerals, and water/aquifer detection. The Company has yet fully developed or acquired its core technology.

The Company plans to market its technology by using a combination of such things as direct marketing, publications, trade shows, and the like. Rather than search for minerals for its own benefit, the Company will operate in a "service" mode in which it will be contracted with by third parties to locate subsurface deposits for their benefit. The Company may either receive direct payment for these services, a piece of the find, or a combination thereof.

The Company has not formally made any Public announcement regarding products or services to date. The Company has entered into confidential proprietary discussions with parties that control certain relevant technologies to explore synergistic relationships and furtherance of the product technology.

The competition for natural resource exploration has been widespread and very competitive since man's search for them began. Over the last several years, with the onset of the development of new technologies, the industry has seen numerous changes. The use of new technologies such as multi and hyper-spectral imagery from satellites, synthetic aperture radars, and electro-magnetic systems has located many new deposits and brought many new exploration companies into existence. Many parts of the world, once unavailable to outsiders, are now being opened to exploration in exchange for hard currency by such countries as Russia,
China, and many developing third world nations. Most of the Company's competitors will be larger and better off financially. The Company will be relying on its technology to provide a new and improved means by which to find resources.

While the Company's technology will most likely be proprietary in nature, the individual components thereof will most likely be commercially available, off-the-shelf parts that can be provided through several sources. The availability of the raw materials and components is not anticipated to be a problem.

Until such time as the Company is able to develop and/or acquire its technology, it has no need for patents, copyrights, etc. When needed, the Company will utilize the known resources to ensure that it has in place the patents and other protections necessary to protect its assets.

It is not likely that the Company will need any government approval of its products and/or services. If it does, it will procure them as needed. It is also not perceived that the Company will be effected much by existing or probable governmental regulations on the business, except in certain foreign countries where work may be performed.

The Company, since its inception in 1999, has been in a research and development modality with management participation only on a part-time basis. The initial costs of set-up and development of the Company have been paid for out of the funds raised to date and have been expensed by the Company.

The Company has no full time employees. It instead utilizes the services of the
President, as his time permits, to pursue development of the Company's business plan.

REPORTING UNDER THE 1934 ACT. Upon effective registration of common stock under the Exchange Act, if granted, the Company will be required to file certain periodic reports with the Securities and Exchange Commission. The public may read and copy all reports filed with the SEC by the company, at the SEC's Public
Reference Room at 450 Fifth Street N.W. Washington D. C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC toll free at 1-800-SEC-0330. The SEC maintains an Internet site where all reports, proxy and information statements filed by the Company, may be obtained at http://www.sec.gov.

The Company as registrant, upon registration being granted, will be required to file an annual audited financial report on a Form 10K within 90 days following the end of its fiscal year. The Company as registrant, will further be required to file reports on common stock shareholder ownership of affiliates and 5% owner(s) initially, currently, and annually thereafter. The Company as registrant is required to file, quarterly, un-audited or audited financial reports on Form 10-Q on an ongoing basis. Material changes in the board of directors, mergers or acquisitions, corporate status changes, accountant changes, or other specified events require the Company to file Form 8K with the
SEC commission.

ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS

(a) PLAN OF OPERATION. The Company has broken its plan of operation into four fairly distinct phases or stages. In phase one, after primary capitalization, the Company will engage in the pursuit, via the acquisition, development, and/or the licensing rights, of technology that will provide it with the ability to market its planned exploration services to search for certain natural resources.
It is also likely that during this stage, the Company will have the need for additional capitalization in order to consummate the transaction to get control of its technology.

For the better part of the year 1999, the Company worked to obtain the rights to use a remote sensing technology that consisted of a low-altitude sensing probe that was to be pulled behind a slow moving aircraft, such as a helicopter. The probe employed a design that utilized the electromagnetic fields generated by distant lightning as a deeply penetrating ground energizing source. The system also had the ability to use low frequency magneto-telluric fields to achieve very deep penetrations of many thousands of feet. By combining the results of these tests with precise geo-location techniques, a three-dimensional map of the subsurface structure could be developed which would aid in the detection of certain subsurface deposits of valuable resources. While the Company was unable to gain control of this technology in 1999, recent confidential discussions with the owner of this technology have indicated that it may become available.
The
Company has re-initiated negotiations at the present time.

Once the Company has determined its choice and gained control of the technology to enable it to advance its business plan, it will enter phase two. In this phase, the Company will begin marketing its services in select areas to assist on locating valuable natural resources with a few key clients that can help prove and attest to the ability of the system to find such resources.

In the third phase, the Company will begin establishing itself as a provider of state of the art services to help locate valuable natural resources throughout the world. The Company shall seek to instill customer confidence and presence by name and reputation through the relationships established in its prior phase with its few select customers for which it has proved the capabilities of the system.

Phase four is really the completed integration of Company's business model as already developed through the success of the first three phases. This phase capitalizes on the lessons learned and experiences obtained in phases two and three. It is the phase of concurrent operations, in that this stage recognizes the fast moving changes in the marketplace, which may require the Company to adapt or modify its business model to meet competitive market conditions. Therefore, the Company may selectively expand into the most dynamic and profitable opportunities that have been previously discovered. It may require a complete upgrade and/or modification of all of the Company's systems and technologies, and possible deployment on a more local geographic location, thereby recasting the Company's operation internationally, and possibly taking advantage of capital or labor conditions globally to enhance profit.

(b) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. The Company's funding requirements fall into two categories: basic working capital and the capital requirements to complete the development, acquisition, and/or licensing of its proposed technology. Currently, the Company has only nominal working capital available, but given that the services of the President are provided free of charge at this time, the funds in hand are likely enough to explore the means of finding the requisite technology.

Plans to raise additional capital, up to $50,000 via private placements of the
Company's common stock through a Regulation D Rule 504 offering, are currently underway. The financing provided by the proposed capitalization is intended to raise the capital necessary to engage the Company's business plan by aligning itself with the appropriate technology. The Company has filed a notice of its intent to sell securities with the SEC via a Form-D filing, and has filed the proper notice with the State of California. The Offering Memorandum is nearly ready and the Company will begin meeting with potential investors in the near future.

Contingencies for additional capital may arise should the cost to gain control of technology product or the development cost increase or private financing not be realized as anticipated.

(c) SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT

Once the Company determines which technology to pursue and has gained control of it, there will likely be a certain amount of research and development that will take place. Until such time, however, it is impossible and impractical to make estimates of how much it will cost, or to what extent the efforts will entail.

(d) EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

(e) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES None.

RISK FACTORS

LIMITED OPERATING HISTORY OF THE COMPANY - LIMITED ASSETS

The Company was incorporated on February 16, 1999, under the name "Cyokaras Corporation". The Company has no operating history or revenues and has limited assets. Because the Company has no operating history, the prediction of future results is difficult or impossible, and the Company and its prospects must be considered in light of the risks, costs, and difficulties frequently encountered by companies in their early stages of development. The Company anticipates incurring significant ongoing expenses including procurement of technology, sales and marketing, public relations, personnel hiring, training costs, funding of higher levels of research and development, development of new distribution channels, broadening of customer support capabilities, implementing strategic relationships important to the Company and increasing its administrative resources in anticipation of future growth. The principal of the Company has limited experience in the operation of a large and global business operation. There can be no assurance that the Company will achieve its objectives or that the operations of the Company will ever be profitable, and if profitability is attained, that such profitability will be sustained. The Company's profitability will be subject to market and financial considerations that may be beyond the control of the Company. To the extent that increases in expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations, and financial condition will be materially adversely affected. There can be no assurance that the Company will generate sufficient revenues from the sale of its products and services to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations for the foreseeable future as it continues to establish, develop, and market its business. Since the Company is in its infancy, there is a risk of loss of the entire investment.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company is likely to experience significant fluctuations in quarterly operating results caused by many factors, including the rate of growth, usage, acceptance, and changes in the demand for the Company's products and services, introductions or enhancements of products and services by the Company and its competitors, delays in the introduction or enhancement of products and services by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, changes in the distribution channels through which products or services are sold, the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, the Company's ability to attract, retain and motivate qualified personnel, changes in the mix of products and services sold, changes in the mix of domestic and international revenues and changes in general economic conditions. The Company will attempt to expand its channels of distribution, and any increase in the Company's revenues will be dependent on its ability to implement its distribution strategy. There also may be other factors that significantly affect the Company's quarterly results that are difficult to predict given that the Company has no operating history, which could result in earnings falling short, for a particular period, of either a prior fiscal period or investors' expectations.

In its service form of business, the Company expects to initially operate with little or no backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders and the ability of the Company to fulfill orders received within the quarter, all of which are difficult to forecast. The Company's expense levels will be based in part on its expectations as to future orders and sales, which, given that the Company has no operating history, also are extremely difficult to predict. The Company's expense levels are to a large extent fixed, and it will be difficult for the Company to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.
Accordingly, any significant shortfall in demand for the Company's products and services in relation to the Company's expectations would have an immediate material adverse impact on the Company's business, results of operations and financial condition.

Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly. Therefore, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors.

UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES; DEVELOPING MARKET

The Company has yet to develop its core technology and has therefore not introduced its products and services to the market. Its success will depend largely upon the market acceptance of its technology once the technology is launched. Failure of these products and services or enhancements to achieve significant market acceptance and usage would materially adversely affect the Company's business, results of operations and financial condition.

COMPETITION; NEW ENTRANTS

The markets for the Company's products and services are competitive, evolving quickly, and subject to rapid technological change. With minimal barriers to entry, the Company expects competition to persist and intensify in the future as the markets for the Company's products and services continue to develop and as additional companies enter each of its markets. It is possible that there are major companies as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with the Company's products and services. Products and services that compete with those of the Company can be expected in the future.
Intense
price competition may develop in the Company's markets.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

The market for the Company's products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. The Company's success will depend on its ability to design, develop, test, market, sell, and support its products and services. It will also be important to provide enhancements to its products and services on a timely basis in response to both competitive products and services and evolving demands of the marketplace.

The Company's ability to successfully develop and release new products and services and enhancements in a timely manner will be subject to a variety of factors, including its ability to solve technical problems and test products, competing priorities of the Company, the availability of development and other resources, and other factors outside the control of the Company. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, or marketing of new products and services and enhancements. If the Company is unable to develop new products and services and enhancements to existing products and services or to complete products and services currently under development, or if such new products and services or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

The Company currently anticipates that its current net cash balance will be sufficient for it to identify and locate the product and/or system that will allow it to pursue its strategic business plan. This estimate is based on certain assumptions which could be negatively impacted by matters discussed under this heading and elsewhere under the caption "RISK FACTORS."

Thereafter, the Company will need to raise additional funds to acquire, develop, and/or license the technology, establish its sales and marketing, and research and development activities, particularly if a well-financed competitor emerges or if there is a shift in the type of services that are developed and ultimately receive customer acceptance.

The Company may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhanced products or services, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or securities convertible into equity, the percentage ownership of the shareholders of the Company may be reduced, shareholders may experience dilution and such securities may have rights, preferences or privileges senior to those of the holders of common shares. There can be no assurance that additional funds, whether through equity financing, debt financing or other sources, will be available on terms favorable to the Company, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of acquisition opportunities, develop or enhance products or services, or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF POTENTIAL GROWTH

The Company may experience a period(s) of rapid growth in its operations and/or in the number and complexity of its products and product distribution channels.
The Company may have to increase the size of its distribution force. This growth would place significant strains on its administrative, operational and financial resources and increased demands on its internal systems, procedures, and controls. To the extent that the Company continues to grow internally or through acquisitions, it will be faced with risks, including risks associated with the assimilation of new operations, personnel, the diversion of resources from the Company's existing business and the inability of management to integrate any acquired businesses.

The Company's ability to compete effectively will depend, in part, upon its ability to overcome these risks and to revise, improve, and effectively use its operational, management, marketing, and financial systems, both domestically and on an international basis, as necessitated by changes in the Company's business.
There can be no assurance that the Company will be able to effectively manage such growth and changes. Any failure of the Company to effectively manage its growth and to respond to changes in its business would have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

The Company's performance will be substantially dependent on the performance of its key technical and senior management personnel. The Company will likely utilize the services of certain third parties' personnel for technical assistance services. In addition to the continued participation by senior management, the profitability of the Company will depend significantly upon its future hires of key personnel. There can be no assurance that the Company will be able to find and/or retain these people. The loss of the services of these and other personnel could have a material adverse effect on the business, results of operations, and financial condition of the Company. The Company does not maintain "key person" life insurance policies on any of its keys employees.

The Company's success will be highly dependent on its ability to identify, hire, train, retain, and motivate highly qualified management, technical, and sales and marketing personnel. Other than employees who may later be bound by employment agreements and non-competition arrangements, the Company's employees voluntarily may terminate their employment with the Company at any time. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate, or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary management, technical and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations, and financial condition.

SIGNIFICANT CONTROL BY MANAGEMENT

The Company's sole Officer and Director owns an aggregate of 42% of the Company's currently outstanding shares of common stock. Such shareholder, through voting of his shares, may, as a practical matter, have sufficient voting power to exercise substantial control over the Company's affairs. Such control may include the power to elect all of the Company's directors, amend the Company's Articles of Incorporation and Bylaws and, subject to certain limitations imposed by applicable law, to effect or preclude fundamental corporate transactions involving the Company, all of which could adversely affect the market price of the common stock. The existence of these levels of ownership concentrated in one person makes it unlikely that any other holder of
Common Stock will be able to affect the management or direction of the Company.
See "CAPITAL STOCK."

IMPACT OF BUSINESS SPENDING

The success of the Company's operations depends to a significant extent upon a number of factors affecting corporate cash flows available for exploration, both domestic and foreign, including economic conditions and factors such as commodity prices, employment, business conditions, interest rates, and taxation.
There can be no assurance that the Company's business, results of operations, and financial condition will not be materially adversely affected by changes in corporate spending.

RISKS INHERENT IN THE INDUSTRY

The natural resources exploration industry, like other industries, involves a substantial degree of risk. There are many means of exploration for resources, and there can be no assurance that the technology will be able to be successfully used in the search for natural resources. The prices and related values of natural resources are constantly changing due to such things as supply and demand, technology advancements, etc. which will have an impact on the demand for the Company's services. Accordingly, there can be no assurance as to the financial success of the ability of the Company's system to notably find any particular mineral deposits, the timing of any such success, or the Company's ability to attract clients to use the Company's services.

RISK OF TECHNOLOGY DEFECTS; PRODUCT LIABILITY

As a result of its complexity, the Company's technology may have undetected errors or failures when first introduced or as enhancements are made. There can be no assurance that, despite testing by the Company and testing and use by potential customers, errors will not be discovered after commencement or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. System breakdowns and other disruptions, or errors in recordings of data, if caused or permitted by errors or failures in the Company's products, could jeopardize the accuracy of information collected by the Company's customers and may result in significant liability to the Company and possibly deter potential customers. The occurrence of errors and failures could result in loss of or delay in market acceptance of the Company's services, and alleviating such errors and failures could require significant expenditure of capital and resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's service agreements with its customers are expected to contain provisions designed to limit the Company's exposure to potential liability claims. It is possible, however, that the limitation of liability provisions contained in these agreements may not be effective under the laws of certain jurisdictions. A liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

The Company's success will likely depend significantly upon proprietary technology. The Company will have to rely on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements, and other contractual provisions to establish, maintain, and protect its proprietary rights, all of which will afford only limited protection. There can be no assurance that patents will issue from pending applications or from any future applications or that, if issued, any claims will be sufficiently broad to protect the Company's rights in such technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated, or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights. Failure of any patents to protect the Company's rights in technology and cross licensing arrangements may make it easier for the Company's competitors to offer equivalent or superior technology.

Despite the Company's best efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. Third parties also may independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States.

Although the Company does not believe it is, or will be, infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common. Litigation may be necessary at some time in the future to protect the Company's proprietary technology and rights, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company can cause product release delays, require the Company to redesign its products, or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all.

EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

If, and when, the Company gets involved with international sales and operations, they may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, trade restrictions, and changes in tariffs. In particular, because of governmental controls on the exportation of certain technologies, the Company may be unable to export its equipment. As a result, competitors outside the United States that face less stringent controls on their products may be able to compete more effectively than the Company in the global natural resources search market. There can be no assurance that these factors will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH GLOBAL OPERATIONS

An important component of the Company's growth strategy is its planned expansion into global markets, which will require significant management attention and financial resources. There can be no assurance that the Company will be able to successfully market, sell, and distribute its products and services in global markets due to legal, contractual, and practical considerations. International operations are subject to a number of risks, including costs of readying products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, use of data, and control of certain technologies, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burden of complying with a variety of laws outside the United
States, the impact of possible recessionary environments in economies outside the United States, and political and economic instability.

Furthermore, the Company expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United
States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future global operations and, consequently, on the Company's business, results of operations and financial condition.

LIMITATIONS ON PERSONAL LIABILITY, INCLUDING FOR GROSS NEGLIGENCE

Under the Company's Articles of Incorporation, the personal monetary liability of the directors of the Company for breach of their fiduciary duty of care, including actions involving gross negligence, are eliminated to the fullest extent permitted under Michigan law. See "THE COMPANY - Indemnification and Limit of Liability."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

There has been no public market for the Shares, and there can be no assurance that an active public market for the Shares will develop, or if one is developed, that it can be sustained. The price of the shares will be determined by the market and based upon several factors. Among the factors that may be considered in determining the share price will be the Company's results of operations, its current financial condition and future prospects, the market for its products and services, the experience of its management, the economic conditions of the Company's industry in general, the demand for similar securities of companies considered comparable to the Company, and other relevant factors. The price of the shares may be highly volatile and could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. There is no assurance that any investor(s) will be able to sell their Shares at a price greater than or equal to their investment, or at any other price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high-tech companies. These often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.
Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations, and financial condition.

DEBT FINANCING; LEVERAGE RISKS

If the Company opts at some time in the future to use debt financing, it may increase the Company's profitability. However, this increased debt load causes significant debt service obligations and would make it more difficult for the Company to reach profitability. In addition, debt financing and liens granted in connection with any indebtedness will substantially increase the risk that the
Company may incur substantial or total loss of its assets.

ITEM 3. DESCRIPTION OF PROPERTY

The Issuer owns and leases no property. The use of an office, telephone, and computer are provided free of charge by its President. This arrangement is considered to be adequate for the current and short-term needs of the Company.

If, and when, the Company's business operations warrant, the Company will need to relocate to a more suitable space to better suit its operations. The Company would most likely be able to find a suitable space in the area at competitive rents.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and nominees, naming them, of Registrant, known to or discoverable by registrant.
Further, to the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by registrant, to be the beneficial owner or owners of more than five percent of any voting class of registrant's stock.

            Name and                    Amount and
            Address of                  Nature of           Percent
Title of    Beneficial                  Beneficial          of
 Class      Owner                       Owner               Class
--------    ---------------------       ----------------    -----
 Common     Ronald McIntire             2,000,000 Shares     42.0%
            7310 West Links Ct.
            Nine Mile Falls, WA  99206

      All Officers and Directors        2,000,000 Shares     42.0%
              (1 Individual)

There are no outstanding rights for any individual, or group, to acquire additional Shares from options, warrants, rights, conversion privilege, or similar obligations. Mr. McIntire is the Company's sole Officer and Director.

ITEM 5. DIRECTORS, CATEGORY OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The following person is the sole Officer and Director of Registrant, to serve until his successor(s) may be elected or appointed.

Name/Address                  Position                        Age
----------------------        ---------------------           ----

Ronald McIntire               President & Director             35
7310 West Links Ct.
Nine Mile Falls, WA  99206

Ronald McIntire serves as the Company's President and sole Director.

Since graduating with honors from Seattle Pacific University in 1988 with his B.A. degree in Business Management - Entrepeneurship, Mr. McIntire has held increasingly responsible roles with Tall Tree Service where he is currently General Manager of this 30-person residential tree contractor.

In addition, Mr. McIntire has been the founder and President of two other companies, both are closely-held and private. The first company has developed a natural fertilizer that is used to provide a controlled release system of specialized chemicals for fertilizing outdoor plants. The second company is an internet-based listing service for homes for sale by owners. Both companies are in operation and under the control of Mr. McIntire.

Mr. McIntire is not an Officer or Director in any other reporting companies.

The term of office for the Director is one year, or until his successor is elected and qualified at the Company's annual meeting of Shareholders, subject to ratification by the Shareholders. The term of office for each Officer is one year or until a successor is elected and qualified and is subject to removal by the Board. No Officer or Director of the Company has been the subject of any Order, Judgement, or Decree of any court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker, or dealer in the securities, or as an affiliated person, director, or employee of an investment company, bank savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with the purchase or sale of any securities nor has any person been the subject of any order of a state authority barring or suspending for more than sixty days, the right of such person to be engaged in such activities or to be associated with such activities. No Officer or Director of the Company has been convicted in any criminal proceedings (excluding traffic violations) or the subject of a criminal proceeding which is presently pending.

ITEM 6. EXECUTIVE COMPENSATION

The Company has no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before the commencement of significant operations.

The cost of doing business to date consists of start-up related costs that have been made to third parties.

There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8. DESCRIPTION OF SECURITIES

Qualification. The following constitutes brief summaries of the relative points of the Company's Articles of Incorporation and Bylaws. Accordingly, they do not purport to be complete and are therefore qualified in their entirety by reference to the full text of the Company's Articles of Incorporation and Bylaws that are proved as an Exhibit to this statement.

Common Stock.    The Articles of Incorporation of the Company authorize it to issue up to 75,000,000 (seventy five million) Shares of its Common Stock, with a par value of $0.001 per Share. All outstanding Common Shares are, and the Common Shares offered hereby will be, when legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. The Company has not paid dividends to date and it is not anticipated that any dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. To date, the Company has elected to act in the capacity of its own Transfer Agent. However, it is contemplated that a third-party Agent will be appointed at the time the Company becomes a listed company on the OTC Bulletin Board or the services are required for some other purpose.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

As previously stated herein, the Company has recently filed notice for another securities offering pursuant under Reg D, Rule 504, that is expecting to raise up to $50,000 in additional capital to be used to gain control of the technology needed for it to move forward with its business plan. As of February 6, 2001, the Company has raised a total of $16,000 in proceeds through this offering.

                             PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
           OTHER SHAREHOLDER MATTERS.

The Company intends to apply for trading in the over-the-counter market to be listed on the NASDAQ OTC Bulletin Board.

There have been no cash dividends declared by the Company since its inception.
Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

As of yearend 2000, the Company has issued 3,960,000 Shares of its Common
Stock.
These issued shares include the 2,000,000 Shares issued to the sole Officer and
Director, Ronald McIntire. The remaining 1,960,000 Shares were purchased and are held by 27 non-affiliated individual Shareholders, none of which hold more than
5% of Shares outstanding or are related to the Officer/Director.

In addition, from January 1 through February 6, 2001, the Company sold a total of 800,000 shares of its Common Stock, to four non-affiliated individual investors, for total proceeds of $16,000 pursuant to a Regulation D, Rule 504 offering that anticipates raising a total of up to $50,000 in additional capital.

The Company has no outstanding options, nor does it have any plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not and has not been a party to any legal proceedings, nor is the
Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no changes in and/or disagreements with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Company issued 2,000,000 (two million) Rule 144 Common Shares to it sole Officer and Director, Ronald McIntire, in exchange for his services in the early stage of the Company and for pursuing the initial stages of its strategic business plan. The Shares were valued at par value.

Between March 1999, and yearend 2000, the Company issued an aggregate of 1,960,000 (one million nine hundred and sixty thousand) Common Shares to a total of 27 (twenty seven) non-affiliated, private investors for cash aggregating $6,000 in private sale transactions. The Shares were sold at a price of $0.003 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Ronald McIntire and his business associates. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule
504, Regulation D of the Securities Act of 1933.

Between January 1 and February 6, 2001, the Company sold an aggregate of
800,000
(eight hundred thousand) Common Shares to a total of four non-affiliated, private investors for cash aggregating $16,000 in private sale transactions. The Shares were sold at a price of $0.02 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" individuals who know, or were made familiar with the Company by those knowing Ronald McIntire and his business associates. The Company has acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an
Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933. The offering is continuing as of the date hereof as the Company is looking to raise up to $50,000 in additional capital under the offering.

ITEM 5. INDEMNIFICATION OF OFFICERS

The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

Because the Bylaws of the Company provide for such indemnification, the foregoing provisions of Nevada law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT
MAY
BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE
COMPANY
PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN
ADVISED
THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF
1933, AND IS, THEREFORE, UNENFORCEABLE.

PART F/S

Financial Statements. The following financial statements and related items have been included in this statement:

Independent Auditor's Report

Financial Statements:

   Balance Sheets, as of December 31, 2000 and 1999.

   Statements of Operations, for the year ended December 31, 2000 and for the Period from February 16, 1999 (date of inception) through December 31, 1999.

   Statements of Changes in Stockholders' Equity for the year ended December
      31, 2000 and for the period from February 16, 1999 (date of inception) through December 31, 1999.

   Statements of Cash Flows for the year ended December 31, 2000 and for the Period from February 16, 1999 (date of inception) through December 31, 1999.

Notes to Financial Statements.

                         INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders of Cyokaras Corporation:

I have audited the accompanying Balance Sheets of Cyokaras Corporation (a Nevada Corporation) as of December 31, 2000 and 1999, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the year ended December 31, 2000 and the period from February 16, 1999 (the date of inception) through December 31, 1999. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Cyokaras Corporation as of December 31, 2000 and 1999, and the results of its operations and its cash flows for year ended December 31, 2000 and the period from February 16, 1999 (the date of inception) through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the Financial Statements, the Company has no viable operations or significant assets and is dependent upon significant Shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note 2. The Financial Statements do not contain any adjustments that might result from the outcome of these uncertainties.


                                      /s/ Merri Nickerson, CPA
                                      ------------------------

MERRI NICKERSON, CPA
Spokane, Washington
January 29, 2001

                            Cyokaras Corporation
                        (A Development Stage Company)
                               Balance Sheets
                      As of December 31, 2000 and 1999



                                              December 31,     December 31,
                                                     2000             1999
                                              -----------      -----------

ASSETS
Cash                                          $     2,992      $     1,258
Organization Costs                                      0                0
                                              -----------      -----------
Total Assets                                  $     2,992      $     1,258
                                              ===========      ===========

LIABILITIES
Accounts Payable                              $         0      $         0
                                              -----------      -----------
STOCKHOLDERS' EQUITY
Common Stock:
   Paid-In Capital, Par Value $0.001 per
   Share, 75,000,000 Shares Authorized,
   3,960,000 and 2,960,000 Shares Outstanding $     3,960      $     2,960
Paid In Capital In Excess of Par Value              1,920              (80)
(Deficit) Accumulated During Development
   Stage                                           (2,888)          (1,622)
                                              -----------      -----------
Total Stockholders' Equity                    $     2,992      $     1,258
                                              -----------      -----------

Total Liabilities and Stockholders' Equity    $     3,112      $     1,378
                                              ===========      ===========









            See accompanying notes to financial statements.

                          Cyokaras Corporation
                      (A Development Stage Company)
                        Statements of Operations
                  For the Year Ended December 31, 2000
           And the Period from Inception (February 16, 1999) to
                          December 31, 1999


                                     Year Ended   Inception to   Inception to
                                    December 31,   December 31,  December 31,
                                           2000           1999           2000
                                    -----------    -----------    -----------

Operating Revenues                 $         0     $         0   $          0

Amortization of Start Up Costs
   (see Note 1)                          1,266           1,622          2,888
                                   -----------      ----------    -----------

Net Income (Loss)                     $ (1,266)       $ (1,622)      $(2,888)


Per Share Information:
   Basic and Diluted (Loss)
   per Common Share                  $  (0.00)       $  (0.00)      $  (0.00)

Weighted Average Shares Outstanding  3,856,842       4,360,000     4,137,674



             See accompanying notes to financial statements.

                          Cyokaras Corporation
                      (A Development Stage Company)
              Statements of Changes in Stockholders' Equity
                  For the Year Ended December 31, 2000
           And the Period from Inception (February 16, 1999) to
                          December 31, 1999



                                  Common      Par      Excess of    Retained
                                  Shares     Value     Par Value    Earnings
                                 --------- ---------  ----------    --------
Issued to Officer                2,000,000  $ 2,000     $(2,000)   $      0

Issuance of Common
   Shares Cash at
   $0.003 per Share                960,000      960       1,920           0

Net Operating Loss for the
   Period from February 16, 1999
   (date of inception) to
   December 31, 1999                    --       --          --      (1,622)
                                --------- ---------   ---------    --------
BALANCE AT
   DECEMBER 31, 1999            2,960,000  $ 2,960    $    (80)  $   (1,622)
                                ========= ========    =========    ========

Issuance of Common
   Shares Cash at
   $0.003 per Share             1,000,000    1,000       2,000            0

Net Operating Loss for the
   Period from January 1, 2000
   To December 31, 2000                --       --          --        1,266
                                --------- --------    ---------    --------
BALANCE AT
   December 31, 2000            3,960,000  $ 3,960     $ 1,920     $ (3,888)
                                ========= ========    =========    ========



               See accompanying notes to financial statements.

                            Cyokaras Corporation
                       (A Development Stage Company)
                          Statements of Cash Flows
                 For the Year Ended December 31, 2000, and
           For the Period from Inception (February 16, 1999) to
                            December 31, 1999


                                  Year Ended    Inception to    Inception to
                                 December 31,   December 31,    December 31,
                                        2000            1999            2000
                                 -----------    ------------    ------------

Net Income (Loss)                 $  (1,266)       $ (1,622)       $  (2,888)
                                 -----------    ------------     -----------
Adjustments to Reconcile Net
   Income to Net Cash Provided
   from Operating Activities:
      Amortization of Start-Up
      Costs                           1,266           1,258            2,888
                                 -----------     -----------      -----------
Net Cash Provided From (Used In)
   Operating Activities                   0               0                0

Cash Flows From (Used In) Investing
   Activities:
      Organization Costs             (1,266)         (1,622)          (2,888)

Cash Flows From (Used In) Financing
   Activities:
      Common Stock Sold for Cash      3,000           2,880            5,880
                                 -----------     -----------      -----------

Net Increase (Decrease) in Cash       1,734           1,258            2,992

Cash at Beginning of Period           1,258               0                0
                                 -----------     -----------      -----------

Cash at End of Period            $    2,992       $   1,258       $    2,992
                                 ===========     ===========      ===========



                 See accompanying notes to financial statements.

                            Cyokaras Corporation
                       (A Development Stage Company)
                       Notes to Financial Statements
                        December 31, 2000 and 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cyokaras Corporation was incorporated on February 16, 1999, under the laws of the State of Nevada. The Company has elected to report on a calendar year basis.

The Company is in its development stage and to date its activities have been limited to organization and capital formation. The Company has been pursuing its strategic business plan to either develop or acquire technology to use in the search for unfound natural resource deposits such as minerals, oil and gas, and water.

Between March of 1999 and yearend 2000, the Company sold a total of 1,960,000 of its Common Shares at $0.003 per Share, for total proceeds of $5,880. The Offering was made under Regulation D, Rule 504 of the Securities Act of 1933.

The Company has not yet determined and established its accounting policies and procedures, except as follows:

1.   The Company uses the accrual method of accounting.

2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

3. Organization costs of $1,266 and $1,622 were incurred during the years 2000 and 1999, respectively, and were written off in full against operations for the periods in accordance with the accounting requirement set forth in SOP 98-5.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.






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

5. Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." Pursuant thereto. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

NOTE 2 - GOING CONCERN

The Company's Financial Statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realizations of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the periods ended December 31, 2000 and 1999. The Company's total deferred tax asset as of December 31, 2000, is as follows:

   Net operating loss carry-forward                  $   2,888
   Valuation allowance                                   2,888
                                                      --------
   Net deferred tax asset                            $       0

The federal net operating loss carry-forward will expire between the years 2019 and 2020.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock - The authorized total common shares for Cyokaras Corporation consists of 75,000,000 shares, with a par value of $0.001 per share.

Preferred Stock - The Company has no preferred stock authorized.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided without charge by the President of the Company. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.


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

NOTE 6 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


                            PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are included as part of this statement:

Exhibit No.         Description
-----------         -----------
EX-3.1              Articles of Incorporation
EX-3.2              By-Laws
EX-27               Financial Data Schedule


Signatures

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                           Cyokaras Corporation
                                           (Registrant)

Date: February 6, 2001                     By:/s/ Ronald McIntire
                                              -------------------
                                              Ronald McIntire, President



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